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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Discovers New Porphyry Systems at  Whistler Project, Alaska

KSK10-10

Vancouver, BC – May 19, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) reports results of the first five drill holes of the spring 2010 exploration program at the Whistler copper-gold project, Alaska. Highlights include the discovery of a new porphyry center at Raintree East and strong indications of four others in the Raintree and Spur areas. To date, 11 holes of this 15-hole program have been completed, testing geophysical targets over a 50 km2 area with widely-spaced reconnaissance diamond drill holes. Each of these holes intersected porphyry-related alteration including a hole at the Raintree East that intersected porphyry mineralization that returned a 90 metre interval assaying 0.42 g/t gold and 0.1% copper. The presence of porphyry-style alteration and gold-copper mineralization in the reported holes indicates the potential for new porphyry gold-copper deposits that will be targeted in future drill programs. Results of the remaining 6 holes are pending.

“We are extremely pleased to have made additional porphyry discoveries at Whistler. This firmly supports our exploration concept that the Whistler Project is host to several individual gold-copper porphyry systems of which the Whistler resource is but one example,” stated Jason Weber, President and CEO of Kiska Metals. “With the new Raintree East discovery, Kiska now has four porphyry centres (Raintree East, Raintree West, Rainmaker and Island Mountain) in addition to the Whistler resource. We are looking forward to our next drillholes and the followup to the 2009 discovery hole at Island Mountain which intersected 0.68 g/t gold over 382.9 metres, including the bottom 106.9 metres that averaged 1.22 g/t gold.”

The current reconnaissance drilling program is focussing on the identification of new gold-copper porphyry targets on the 527 km2 Whistler Property to fulfill the terms of a back-in agreement with Kennecott Exploration Ltd. Under these terms, Kiska is to conduct a 341 line-kilometre Induced Polarization (IP) geophysical survey and test targets generated from this survey with a total of 20 drill holes. To date Kiska has completed 80% of the IP and 16 holes. The remaining IP and drilling is scheduled to be completed in June/July and once complete, will trigger a 90 day period in which Kennecott must elect to exercise or waive its back-in rights on the property.

With the discovery hole at Raintree East (WH10-008), Kiska has identified a new and distinct porphyry centre within the Raintree area. This hole tested a geophysical target located approximately 3 kilometres northeast of the multi-million ounce Whistler gold-copper resource, intersecting 0.42 g/t gold, 1.3 g/t silver and 0.1% copper over 90 metres beginning at a depth of 150 metres. Mineralization, similar to that seen at the Whistler resource, occurs in low density sheeted to stockwork quartz-chalcopyrite-pyrite veins hosted in andesitic volcanics. Two holes drilled in 2006 and 2008, located 500 metres to the south on the same geophysical feature, also intersected porphyry-style mineralization and returned encouraging results. These results, in the context of the new geophysical IP data, show the potential for a 700 metre footprint to this new and relatively untested porphyry target. A plan map showing drill hole locations and a cross-section of the WH10-008 intersection is available on Kiska’s website at: http://www.kiskametals.com/s/Whistler.asp?ReportID=370037.

Two additional holes in the Raintree area (WH10-004 and WH10-006) also indicate the presence of new porphyry systems. The Raintree North hole (WH10-004), located 1.25 km west-northwest from the Raintree East collar and 2 km northeast of the Whistler resource intersected strong peripheral-style alteration along its total length. The Red North hole (WH10-006), located 2 km southwest of Raintree North and 2.75 km east of the Whistler resource also intersected strong peripheral-style alteration including broad intervals of hydrothermal breccia and abundant gypsum veining.  Both of these features are proximal porphyry indicators, but more specifically show a close association to gold-copper mineralization at the Whistler resource and Raintree West zones. To date Kiska’s drilling within the 3 by 3 kilometre Raintree area has identified two centres of porphyry gold-copper mineralization and two areas of peripheral-style alteration related to as-yet-to-be identified porphyry centres.

Drilling also tested new targets in the 3 by 4 kilometre Spur area (WH10-005 and WH10-007) centred almost 5 kilometres northeast of the Whistler resource. The two holes, separated by approximately one kilometre, intersected strong peripheral-style alteration and carbonate-base metal veining, both of which suggest the presence of porphyry mineralization nearby. More detailed examination of the geophysics and use of metal zonation patterns will help to vector towards the causative porphyry systems in future drilling.

The 2010 program is managed by a joint committee comprised of technical management from both Kiska Metals and Kennecott Exploration Inc.  Work performed in this campaign will complete the program necessary to trigger a decision by Kennecott to exercise its one-time back-in right.  If exercised, Kennecott will refund Kiska 200% of exploration expenditures (currently estimated at a minimum $25 million payment) and advance Whistler to a positive prefeasibility study to earn a 51% project interest. Kennecott can then earn an additional 9% project interest by fully funding Whistler to a positive production decision.

Qualified Person Statement

The content of this release has been reviewed and approved by Mark Baknes P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex labs in North Vancouver, British Columbia.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

APPENDIX 1.

 Mineral Resource Statement for the Whistler Gold Deposit, Alaska Prepared by SRK Consulting (Canada) Inc December 2007.

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper, $550 per ounce gold, $8 per ounce silver and $1.50 per pound of copper;

4. Totals may vary due to rounding.